As filed August 17, 1998

                                                      File No. 70-____

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
           --------------------------------------------------------

                                   FORM U-1
                           APPLICATION/DECLARATION
                                  UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          ---------------------------------------------------------

                          New Century Energies, Inc.
                             NC Enterprises, Inc.
                      e prime, inc. and its subsidiaries
                               1225 17th Street
                         Denver, Colorado 80202-5533

                (Names of companies filing this statement and
                  addresses of principal executive offices)
            -----------------------------------------------------
                          New Century Energies, Inc.

               (Name of top registered holding company parent)
            ------------------------------------------------------
                               Teresa S. Madden
                                  Controller
                          New Century Energies, Inc
                         1225 17th Street, Suite 900
                         Denver, Colorado 80202-5533

                   (Name and address of agents for service)

    The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

            William M. Dudley, Esq.       William T. Baker, Jr., Esq.
            New Century Energies, Inc.    Thelen Reid & Priest LLP
            1225 17th Street, Suite 600   40 West 57th Street
            Denver, Colorado 80202-5533   New York, New York 10019

Item 1.           Description of Proposed Transaction.

      1.1. Background. New Century Energies, Inc. ("NCE") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its public utility subsidiaries are Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company, and Cheyenne Light, Fuel and Power Company. These subsidiaries together serve approximately 1.6 million electric customers in parts of Colorado, Texas, Wyoming, New Mexico, Oklahoma, and Kansas and approximately 1 million gas customers in parts of Colorado and Wyoming.

      NCE also engages through subsidiaries in various other energy-related and non-utility businesses. NC Enterprises, Inc. ("Enterprises"), a wholly-owned non-utility subsidiary of NCE, serves as an intermediate holding company for certain of NCE's non-utility subsidiaries and investments. Enterprises owns all of the common stock of e prime, inc. ("e prime"), which provides energy-related products and services, including brokering, marketing and trading of electricity and natural gas. In March 1996, e prime received the authorization of the Federal Energy Regulatory Commission ("FERC") to act as a power marketer, and, in September 1996, acquired Texas-Ohio Gas, Inc. ("TOG"), a gas marketer with headquarters in Houston, Texas. Subsequently, the operations of e prime and TOG were combined. Together, e prime and TOG now provide value added energy-related products and services to over 2,200 end-use customers and utilities nationwide. In addition, e prime owns the stock of a small gas pipeline company (Texas-Ohio Pipeline, Inc.), which owns a pipeline located in Kentucky connecting two major interstate pipelines, and indirectly owns a 47.5% general partnership interest in Young Gas Storage Company, Ltd., which owns and operates an underground gas storage facility and provides storage services to both PSCo and unrelated third parties.2 For the year ended December 31, 1997, e prime had consolidated operating revenues of $196.7 million.

      1.2 Summary of Proposed Transaction. Enterprises and e prime are now seeking authorization to acquire in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"), non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist e prime and its subsidiaries (or any other energy marketing and brokering subsidiary hereafter acquired by Enterprises or e prime) in connection with energy marketing, brokering and trading. The Applicants request authorization to invest up to $400 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of companies
--------
     1    See New Century Energies, Inc., 65 SEC Docket 277 (August 1, 1997).
     2 In its order approving the formation of NCE, supra n. 1, the Commission made findings permitting NCE to retain its interests in e prime and e prime's subsidiaries on the basis that the businesses of these companies were substantially similar to those that the Commission had approved in other cases.

substantially all of whose physical properties consist of such Energy Assets.3 Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for common stock of NCE or other securities of NCE, Enterprises, or e prime, or any combination of the foregoing. If common stock of NCE is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Under no circumstances will Enterprises or e prime acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the Act.

      As this Commission has recognized in SEI Holdings, Inc., 62 SEC Docket 2493 (September 26, 1997) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. Gas marketers today must be able to offer their customers a variety of value-added, or "bundled" services, such as gas storage and processing, that the interstate pipelines offered prior to FERC Order 636.4 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers today with which e prime competes own substantial physical assets of the type described herein.

      To illustrate how the Energy Assets would support the marketing activities of e prime, the acquisition of production, gathering, processing, and storage capacity provide energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage requirements by end use customers, or other volatilities imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and
--------
     3 Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.
     4 See FERC Order 636, FERC Stats. & Regs. P. 30,939, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).

needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

      It is the intention of Enterprises and e prime to add to e prime's and its subsidiaries' existing base of non-utility, marketing-related, assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). At the current time, Enterprises and e prime are investigating several opportunities to acquire upstream assets that are being offered for sale by integrated gas companies and other marketers. Ultimately, it is Enterprises' and e prime's objective to control a substantial portfolio of Energy Assets that would provide the NCE system with the flexibility and capacity to compete for sales in all major markets in the United States and, in the future, possibly Canada.

      1.3 Summary of Financing Proposals. As indicated, Enterprises and e prime wish to have the flexibility to acquire Energy Assets in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of NCE, Enterprises, or e prime. A seller of Energy Assets may, for example, wish to arrange a tax-free transaction in which it receives common stock of NCE. From the perspective of Enterprises and e prime, having the flexibility to arrange a tax-free transaction may lower the seller's overall sales price. Accordingly, in order to provide the maximum flexibility, NCE requests authorization to issue securities in order to finance the purchase or construction of Energy Assets, or the purchase of the securities of companies owning Energy Assets, by Enterprises and e prime and its subsidiaries, in an aggregate amount not to exceed $400 million, such securities to consist of any combination of (i) shares of common stock of NCE, (ii) borrowings by NCE from banks or other financial institutions under credit lines or otherwise, (iii) guarantees of indebtedness issued by Enterprises, e prime, or any existing or new subsidiary of e prime, or (iv) guarantees of securities issued by any special purpose financing subsidiary of NCE organized specifically for the purpose of financing any such acquisition. Borrowing by NCE would be evidenced by notes having a maturity of not greater than ten years from the date of issue and an average life of not greater than seven years from the date of issue, and bear interest at either a fixed rate not greater than 200 basis points over the yield to maturity on a U.S. Treasury note having a remaining term approximately equal to the average life of such note, or at a floating rate not greater than 100 basis points over the reference rate (e.g., prime commercial lending rate, LIBOR, etc.) used as the basis for determining such rate. Such notes may include terms that would require the payment of a premium upon prepayment.

      In turn, to the extent not exempt under Rule 52 and/or Rule 45(b), Enterprises, e prime and its subsidiaries, or any special purpose financing subsidiary, also propose to issue debt or equity securities of any type, including guarantees as appropriate, from time to time during the Authorization Period to finance acquisitions of Energy Assets. Such financings in aggregate with any NCE financings for which approval is requested above and any financings performed on an exempt basis under Rule 52 will not exceed the Investment Limitation -- i.e., $400 million.

Any debt security issued to NCE to evidence loans by NCE will comply with the requirements of Rule 52(b)(2).

      The financing authorization sought herein is in addition to the financing authority of NCE and its subsidiaries as set forth in the orders of the Commission dated August 1, 1997 (Holding Company Act Release No. 26750) and May 14, 1998 (Holding Company Act Release No.
26872) in File No. 70-9007.

      1.4 Other Matters. Pursuant to Rule 24, the Applicants proposed to report on a quarterly basis the amount of Energy Assets purchased or constructed in the preceding period and a brief description thereof. It is also proposed that the amount, type, and, if a debt security, the maturity and interest rate, of securities issued by NCE, Enterprises, e prime and its subsidiaries, or any special purpose financing subsidiary in connection with the acquisition of Energy Assets be made a part of such quarterly report filed pursuant to Rule 24, and that such reporting also be in lieu of any separate report on Form U-6B-2 for those financings that are performed on an exempt basis under Rule 52.


Item 2.     Fees, Commissions and Expenses.

      The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $15,000.


Item 3.     Applicable Statutory Provisions.

      3.1 Sections 9(a) and 10 of the Act are applicable to the acquisition by Enterprises, e prime or any subsidiary of e prime of any interest in Energy Assets or of the securities of any company that owns Energy Assets.

      The issuance and sale of debt securities, equity securities or guarantees by NCE, Enterprises, e prime or any subsidiary of e prime or any special purpose finance subsidiary for the purpose of financing the acquisition or construction of Energy Assets are subject to Sections 6(a) and 7 of the Act, and the issuance of any guarantee is subject to Section 12(b) and Rule 45. The issuance of such securities by the Applicants other than NCE may be exempt pursuant to Rule 52(b) or Rule 45(b), as applicable.


            3.1.1 Standards of Approval under Section 10. The transactions proposed herein involve an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and are therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c), and

(f). In this case, the requirements of Section 10(c) are met and there is no basis for the Commission to make any negative findings under Section 10(b).

      As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system, provided that, subject to making certain specified findings, the Commission may permit a registered holding company to control one or more additional public-utility systems.5 Further, the Commission may permit the retention by a registered holding company of an interest in any non- utility business that is "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission has interpreted Sections 10(c)(1) and 11(b)(1), read together, as expressing a Congressional policy against non-utility acquisitions that bear no functional relation to a holding company's utility operations.6

      As previously indicated, Enterprises, e prime, and e prime's subsidiaries are seeking approval to acquire non-utility, energy-related assets, that will be used in connection with the existing energy marketing operations of e prime and will be of the same general type as other assets that e prime and certain of its subsidiaries already own. In addition, the Commission has previously authorized SEI Holdings, Inc., a subsidiary of The Southern Company, to acquire or construct substantially similar kinds of assets in connection with its marketing operations.

            3.1.2 Rule 54 Analysis. The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Initially, NCE has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public- utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.
--------
     5 In its order approving the formation of NCE, supra n. 1, the Commission made findings under Section 11(b)(1) permitting the retention of PSCo's gas utility business as an additional integrated system.
     6 See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-65 (1070), aff'd 444 F.2d 913 (D.C. Cir. 1971).

      Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." NCE's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire") and Independent Power Corporation plc ("IPC"), is currently equal to 55.0% of NCE's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended June 30, 1998.7 At the present time, therefore, NCE does not satisfy all of the requirements of Rule 53(a).

      However, even if the Commission were to take into account, on a pro forma basis, the effect of the capitalization and earnings of EWGs and FUCOs (including, on a pro forma basis, Yorkshire and IPC) in which NCE has invested, it would have no basis for denying the transactions proposed herein. The transactions proposed herein relate solely to an investment, through Enterprises or e prime or its subsidiaries in assets that will be incidental and necessary to the conduct of e prime's existing energy marketing and trading operations in the United States.

      Moreover, there has been no material impact on NCE's consolidated capitalization by reason of the inclusion therein of the capitalization and earnings of EWGs and FUCOs (including on a pro forma basis Yorkshire and IPC) in which NCE has an interest. Additionally, NCE believes that its capitalization ratios and income levels are within acceptable ranges. Finally, although NCE's consolidated earnings for the year ended December 31, 1997, were negatively affected by its investment in Yorkshire, this was solely as the result of the imposition by the United Kingdom of a one-time, non-recurring, windfall tax on Yorkshire. Importantly, this tax did not affect earnings from ongoing operations, and, therefore, would not have any negative financial impact on earnings in future periods.


Item 4.     Regulatory Approvals.

      No state commission has jurisdiction over the proposed transactions. The pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain acquisitions of Energy Assets or companies owning Energy Assets, depending upon, among other factors, the dollar amount of any such transaction. Also, the FERC may have jurisdiction over acquisitions of companies owning Energy Assets under Section 203 of the Federal Power Act if such companies engage in electric power marketing.


--------
      7 In a separate proceeding (File No. 70-8787), PSCo obtained Commission authorization to transfer to Enterprises all of the common stock of New Century International, Inc. ("NCI"), formerly a wholly-owned subsidiary of PSCo through which PSCo held, indirectly, a 50% interest in Yorkshire, and IPC. Enterprises will file with the Commission a Notification of Foreign Utility Company Status on Form U-57 on behalf of Yorkshire and IPC.

Item 5.     Procedure.

      The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


Item 6.     Exhibits and Financial Statements.

      A.    Exhibits.

            A     None.

            B     None.

            F     Opinion of Counsel. (To be filed by amendment).

            H     Proposed Form of Federal Register Notice.

            27    Financial Data Schedule Per-Book NCE.

      B.    Financial Statements.

            1.1 Balance Sheet of NCE and consolidated subsidiaries, as of June 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended June 30, 1998) (File No. 1-12927).

            1.2 Statement of Income of NCE and consolidated subsidiaries, as of June 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended June 30,
                  1998) (File No. 1-12927).

            2.1 Balance Sheet of NC Enterprises, Inc. and subsidiaries, consolidated, as of June 30, 1998.

            2.2 Statement of Income of NC Enterprises, Inc. and subsidiaries, consolidated, as of June 30, 1998.

Item 7.     Information as to Environmental Effects.

      None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


                                  SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.



                                    NEW CENTURY ENERGIES, INC.
                                    NC ENTERPRISES, INC.
                                    E PRIME, INC. AND ITS SUBSIDIARIES


                              By:   /s/ Richard C. Kelly
                                    Name: Richard C. Kelly
                                    Title:   Executive Vice President,
                                          Chief Financial Officer of New Century
                                          Energies,    Inc.;    Executive   Vice
                                          President of NC Enterprises; President
                                          and  Chief  Executive   Officer  of  e
                                          prime, inc.



Date: August 17, 1998

             Exhibit H - Proposed Form of Federal Register Notice


New Century Energies, Inc., et al.  (70-[____])

      New Century Energies, Inc. ("NCE"), 1225 17th Street, Denver, Colorado 80202-5533, a registered holding company, NC Enterprises, Inc. ("Enterprises"), 1225 17th Street, Denver, Colorado 80202-5533, a non-utility subsidiary through which NCE holds certain of its non- utility investments, and e prime, inc. and its subsidiaries ("e prime"), which are direct and indirect subsidiaries of Enterprises, 1225 17th Street, Denver, Colorado 80202-5533 (collectively, the "Applicants"), have filed an application or declaration under sections 6(a), 7, 9(a), 10, and 12(b) of the Act and rules 45, 52 and 54 thereunder.

      NCE, Enterprises, and e prime are seeking authorization to acquire in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"), non- utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist e prime and its subsidiaries (or any other energy marketing and brokering subsidiary hereafter acquired by Enterprises or e prime) in connection with energy marketing, brokering and trading. The Applicants request authorization to invest up to $400 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of such Energy Assets. Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for common stock or other securities of NCE or other securities of Enterprises or e prime, or any combination of the foregoing. If common stock of NCE is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Under no circumstances will Enterprises or e prime acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the Act.

      The Applicants state that gas marketers today must be able to offer their customers a variety of value-added, or "bundled" services, such as gas storage and processing, that the interstate pipelines offered prior to FERC Order 636.1 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire
--------
     1 See FERC Order 636, FERC Stats. & Regs. P. 30,939, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).

or construct interconnecting pipeline facilities. In fact, most of the large marketers today with which e prime competes own substantial physical assets of the type described herein.

      It is the intention of e prime and its subsidiaries to add to their existing base of non- utility, marketing-related, assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage and transportation). At the current time, e prime is investigating several opportunities to acquire upstream assets that are being offered for sale by integrated gas companies and other marketers. Ultimately, it is e prime's objective to control a substantial portfolio of Energy Assets that would provide it with the flexibility and capacity to compete for sales in all major markets in the United States, and, in the future, Canada.

      NCE requests authorization to issue securities in order to finance the purchase or construction of Energy Assets, or the purchase of the securities of companies owning Energy Assets, by Enterprises and e prime and its subsidiaries in an aggregate amount not to exceed $400 million, such securities to consist of any combination of (i) shares of common stock of NCE, (ii) borrowings by NCE under credit lines with banks or other financial institutions, (iii) guarantees of indebtedness issued by Enterprises, e prime or any existing of new subsidiary of e prime, or (iv) guarantees of securities issued by any special purpose financing subsidiary of NCE organized specifically for the purpose of financing any such acquisition. It is stated that any borrowings by NCE would be evidenced by notes having a maturity not greater than 10 years from the date of issue and an average life of not more than 7 years and bear interest at either a fixed rate not greater than 200 basis points over the yield to maturity on a U.S. Treasury note having a remaining term approximately equal to the average life of such note, or at a floating rate not greater than 100 basis points over the reference rate (e.g., prime commercial lending rate, LIBOR, etc.) used as the basis for determining such rate. Such notes may include terms that would require the payment of a premium upon prepayment.

      In turn, to the extent not exempt under Rule 52 and/or Rule 45(b), Enterprises, e prime and its subsidiaries, or any special purpose financing subsidiary, also propose to issue debt or equity securities of any type from time to time during the Authorization Period to finance acquisitions of Energy Assets. Such financing is aggregate with any NCE financings and any financings that are exempt under Rule 52 will not exceed the $400 million Investment Limitation. Any debt security issued to NCE to evidence loans by NCE will comply with the requirements of Rule 52(b)(2).

                                                        Financial Statement 2.1
                                                               File No. _______


                                NC Enterprises, Inc.
                        Unaudited Consolidated Balance Sheet
                               (Thousands of Dollars)
                                   June 30, 1998

                               Assets
Property, plant and equipment at cost                                $50,526
Less:  accumulated depreciation                                       20,521
                                                                   ---------
Net plant                                                             30,005
Construction work in progress                                            804
                                                                   ---------
     Total property, plant and equipment                              30,809
                                                                   ---------

Total investments                                                    328,067

Cash and temporary cash investments                                   59,052
Accounts receivable                                                   74,462
Notes receivable from associated companies                             9,000
Materials and supplies                                                 4,009
Prepaid expenses and other                                            11,376
                                                                   ---------
     Total current assets                                            157,899
                                                                   ---------

     Total deferred debits                                            38,475

                                                                   ---------
     Total assets                                                   $555,250
                                                                   =========

                       Capital and liabilities
Common stock                                                         $31,366
Retained earnings (deficit)                                          (15,191)
                                                                   ----------
     Total common equity                                              16,175
Long-term debt                                                         3,802
Notes payable to associated companies                                411,657
                                                                   ---------
     Total capital                                                   431,634
                                                                   ---------

Noncurrent liabilities                                                   100

Notes payable to associated companies                                 30,693
Long term debt due within one year                                       567
Accounts payable                                                      60,194
Customer deposits                                                        364
Other                                                                 13,003
                                                                  ----------
     Total current liabilities                                       104,821
                                                                  ----------

Accumulated deferred income taxes                                     16,469
Other                                                                  2,226
                                                                  ----------
     Total deferred credits                                           18,695
                                                                  ----------

                                                                  ----------
     Total capital and liabilities                                  $555,250
                                                                  ==========

                                                        Financial Statement 2.2
                                                               File No. _______
                                NC Enterprises, Inc.
                     Unaudited Consolidated Statement of Income
                               (Thousands of Dollars)
                       For the six months ended June 30, 1998

Operating Revenues
     Electric                                                       $ 32,646
     Gas                                                              90,173
     Other                                                            62,954
                                                                    --------
                                                                     185,773
Operating Expenses
     Purchased power                                                  32,095
     Cost of gas sold                                                 83,212
     Other operating and maintenance expenses                         64,677
     Depreciation and amortization                                     2,898
     Taxes other than income taxes                                       710
                                                                    --------
                                                                     183,592
                                                                    --------
Operating income                                                       2,181

Other income and deductions
     Equity in earnings (losses) of Yorkshire Power
       and other unconsolidated subsidiaries                          (7,263)
     Miscellaneous income and deductions - net                         2,829
                                                                    ---------
                                                                      (4,434)

                                                                    ---------
Interest charges                                                       9,978
                                                                    ---------

Income (loss) before income taxes                                    (12,231)

Income tax expense (benefit)                                          (3,864)
                                                                     =======
Net income (loss)                                                    ($8,367)
                                                                     =======